Exhibit 99.2

ANNUAL MEETING OF SHAREHOLDERS OF

AVOLON HOLDINGS LIMITED

July 29, 2015

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card

are available at http://investors.avolon.aero

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i Please detach along perforated line and mail in the envelope provided. i

¢	21130000000000000000 9	072915

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1. Re-Election of Directors:					FOR	AGAINST	ABSTAIN
			2.	The ratification of the appointment of KPMG as the independent auditor for the fiscal year ending December 31, 2015.	☐	☐	☐
☐ ☐ ☐	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below)	NOMINEES: ¡ Denis J. Nayden ¡ Caspar Berendsen ¡ Hamid Biglari ¡ Margaret Cannella ¡ Maxim Crewe ¡ John Higgins ¡ Douglas M. Kaden ¡ Gary L. Perlin ¡ Peter Rutland ¡ Kamil Salame ¡ Dómhnal Slattery	The undersigned acknowledges receipt from the Company before the execution of this proxy of the Notice of Annual Meeting of Shareholders and a Proxy Statement for the Annual Meeting of Shareholders.

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.		☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	¢

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AVOLON HOLDINGS LIMITED

The Oval, Building 1

Shelbourne Road, Ballsbridge

Dublin 4, Ireland

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ed Riley and Andy Cronin as proxies, each with full power of substitution, to represent and vote, as designated on the reverse side, all the common shares of Avolon Holdings Limited held of record by the undersigned on June 19, 2015, at the Annual Meeting of Shareholders to be held at The InterContinental Hotel, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland, on July 29, 2015, or any adjournment or postponement thereof.

(Continued and to be signed on the reverse side)

¢ 1.1	114475 ¢